The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated January 24, 2019

PROSPECTUS Dated November 16, 2017	Pricing Supplement No. 1,506 to
PROSPECTUS SUPPLEMENT Dated November 16, 2017	Registration Statement Nos. 333-221595; 333-221595-01
Dated January , 2019
Rule 424(b)(2)

$

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A
Senior Notes

Knock-Out Notes Based on the Price of Gold due January 28, 2021

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The Knock-Out Notes Based on the Price of Gold due January 28, 2021, which we refer to as the securities, are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Unlike ordinary debt securities, the securities do not pay interest and do not guarantee the return of any principal at maturity. Instead, at maturity you will receive for each $1,000 stated principal amount of securities that you hold an amount in cash that will vary depending upon the price of gold as measured on each of the five averaging dates (as defined below). If the final gold price (as defined below) has not declined, as compared to the initial gold price, by more than 20%, you will receive a return at maturity that is the greater of (a) the contingent minimum return of 0% and (b) the gold return, subject to the maximum payment at maturity. However, if the final gold price has declined by more than 20% from the initial gold price, the payment at maturity will be solely based on the gold return and you will be exposed on a 1-to-1 basis to the negative performance of the price of gold over the term of the securities. Because the gold return will be less than -20% under this scenario, the payment at maturity will be less than 80% of the stated principal amount of the securities and could be zero. Accordingly, you could lose your entire initial investment in the securities. All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

The stated principal amount and original issue price of each security is $1,000.

We will not pay interest on the securities.

At maturity, you will receive for each $1,000 stated principal amount of securities that you hold:

º	if a knock-out event (as defined below) has not occurred, an amount in cash equal to the stated principal amount plus a return equal to the stated principal amount times the greater of (i) the contingent minimum return and (ii) the gold return, subject to the maximum payment at maturity, or

º	if a knock-out event has occurred, an amount in cash equal to the stated principal amount plus the stated principal amount times the gold return. If a knock-out event occurs, the gold return will be less than -20% and, therefore you will lose more than 20%, and possibly all, of your investment. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities.

Since the contingent minimum return is 0%, you will receive only the repayment of your principal at maturity, without any positive return on your investment, if the gold price declines in value as of the averaging dates but without triggering a knock-out event.

A knock-out event occurs if the final gold price has decreased, as compared to the initial gold price, by more than the knock-out buffer amount.

The knock-out level is 80% of the initial gold price.

The knock-out buffer amount is 20%.

The maximum payment at maturity is $1,215 per security (121.50% of the stated principal amount).

The contingent minimum return is 0%.

The gold price on any day will be the afternoon London gold price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and published by the LBMA on such date.

The gold return is equal to following formula:

The initial gold price will equal the gold price on the pricing date, subject to adjustment for non-trading days and certain market disruption events.

The final gold price will equal the arithmetic average of the gold prices on January 19, 2021, January 20, 2021, January 21, 2021, January 22, 2021 and January 25, 2021, which we refer to as the averaging dates, subject to postponement due to a non-trading day or certain market disruption events.

Investing in the securities is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.

The securities will not be listed on any securities exchange.

The estimated value of the securities on the pricing date is approximately $983.70 per security, or within $13.70 of that estimate. See “Summary of Pricing Supplement” beginning on PS-3.

The CUSIP number for the securities is 61766YDP3. The ISIN for the securities is US61766YDP34.

You should read the more detailed description of the securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Securities.”

The securities involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000 PER SECURITY

	Price to Public(1)	Agent’s Commissions and fees(2)	Proceeds to us(3)
Per Security	$1,000	$15	$985
Total	$	$	$

____________________

(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $15 per $1,000 principal amount of securities.

(2)	Please see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.

(3)	See “Description of Securities—Use of Proceeds and Hedging” beginning on PS-22.

The agent for this offering, Morgan Stanley & Co. LLC, is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley

For a description of certain restrictions on offers, sales and deliveries of the securities and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the securities, see the section of this pricing supplement called “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Knock-Out Notes Based on the Price of Gold due January 28, 2021, which we refer to as the securities, we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The securities offered are medium-term debt securities of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have been designed for investors who are willing to forgo market floating interest rates on the securities in exchange for a payment at maturity that will vary based on the price of gold, which we refer to as the underlying commodity, as measured on each of the five averaging dates. The securities do not guarantee the return of any principal at maturity and all payments on the securities are subject to our credit risk.

Each security costs $1,000	We are offering the Knock-Out Notes Based on the Price of Gold due January 28, 2021, which we refer to as the securities. The stated principal amount and issue price of each security is $1,000.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000. We estimate that the value of each security on the pricing date will be approximately $983.70, or within $13.70 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the securities on the pricing date, we take into account that the securities comprises both a debt component and a performance-based component linked to the underlying commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying commodity, instruments based on the underlying commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the knock-out buffer amount, the knock-out level and the contingent minimum return, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the underlying commodity, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

The securities do not guarantee repayment of any principal at maturity; no interest	Unlike ordinary debt securities, the securities do not pay interest and do not guarantee the repayment of any of the principal at maturity. Instead, at maturity, you will receive for each $1,000 stated principal amount of securities that you hold an amount in cash that will vary depending on the arithmetic average of the gold prices on January 19, 2021, January 20, 2021, January 21, 2021, January 22, 2021 and January 25, 2021, which we refer to as the averaging dates. The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the securities and could be zero. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities. If the gold price decreases by more than the knock-out buffer amount of 20% from the initial gold price, you will lose more than 20%, and possibly all, of your investment in the securities.

The initial gold price will equal the gold price on the day we price the securities for initial sale to the public, which we refer to as the pricing date.

The final gold price will equal the arithmetic average of the gold prices on each of the five averaging dates, subject to adjustment for non-trading days and certain market disruption events.

The gold price on any day will be the afternoon London gold price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and published by the LBMA on such date.

Payment at maturity depends on the final gold price, as measured on the five averaging dates

At maturity, you will receive for each security that you hold an amount in cash that will vary depending on the final gold price, as measured on each of the five averaging dates.

A knock-out event will occur if the final gold price declines, as compared to the initial gold price, by a percentage that is greater than the knock-out buffer amount of 20%.

• If a knock-out event has not occurred, you will receive for each security that you hold a payment at maturity that will be greater than or equal to the stated principal amount. This payment will be equal to the stated principal amount plus the stated principal amount times the greater of (a) the contingent minimum return and (b) the gold return, subject to the maximum payment at maturity of $1,215 per security, where

contingent minimum return	=	0%

gold return	=	final gold price – initial gold price
		initial gold price

• If a knock-out event has occurred, the securities will be exposed on a 1-to-1 basis to the price performance of gold over the term of the securities as measured on each of the five averaging dates, and the securities will pay at maturity a payment equal to:

stated principal amount + (stated principal amount x gold return)

Accordingly, the payment at maturity will be less than the stated principal amount of $1,000 by an amount proportionate to the percentage decrease in the gold price from the initial gold price. Because the gold return will be less than -20%, the payment at maturity will be less than 80% of the stated principal amount. There is no minimum payment at maturity, and accordingly, you could lose your entire investment.

All payments on the securities are subject to our credit risk.

On PS-7, we have provided a table and a graph in the section titled “Hypothetical Payouts on the Securities at Maturity,” which illustrate the performance of the securities at maturity over a range of hypothetical percentage changes in the gold price. The table and graph do not show every situation that can occur.

You can review the historical values of the gold price in the section of this pricing supplement called “Description of Securities—Historical Information” starting on PS-21. You cannot predict the future performance of the gold price based upon its historical performance.

Investing in the securities is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.

The final gold price will be based on the arithmetic average of the gold prices on each of the averaging dates. The last scheduled averaging date is January 25, 2021 (the “final averaging date”). If, however, any scheduled averaging date is not a trading day with respect to the gold price or if a market disruption event occurs on any scheduled averaging date with respect to the gold price, the gold price for such date shall be the gold price on the next trading day on which no market disruption event occurs, subject to the provisions set forth in the section of this pricing supplement called “Description of Securities—Averaging Dates.” If, due to a market disruption event or otherwise, the final averaging date occurs on or after January 27, 2021, the maturity date will be postponed to the second business day following that final averaging date as so postponed. See the section of this pricing supplement called “Description of Securities—Maturity Date.”

Your participation in any increase in the gold price is limited by the maximum payment at maturity	The positive return investors may realize on the securities if the final gold price is greater than the initial gold price is limited by the maximum payment at maturity of $1,215 per security, or 121.50% of the stated principal amount. Accordingly, even if the final gold price is substantially greater than the initial gold price, your payment at maturity will not exceed $1,215 per security, or 121.50% of the stated principal amount. See “Hypothetical Payouts on the Securities at Maturity” on PS-7.

Morgan Stanley Capital Group Inc. will be the calculation agent	We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for us. The calculation agent will determine the initial gold price, the final gold price, whether a knock-out event or a market disruption event has occurred and the payment that you will receive at maturity, if any.

Morgan Stanley & Co. LLC will be the agent; conflicts of interest	The agent for the offering of the securities, Morgan Stanley & Co. LLC, a wholly-owned subsidiary of Morgan Stanley and an affiliate of MSFL, which we refer to as MS & Co., will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

You may revoke your offer to purchase the securities prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Where you can find more information on the securities	The securities are unsecured debt securities issued as part of our Series A medium-term note program. You can find a general description of our Series A medium-term note program in the accompanying prospectus supplement dated November 16, 2017 and prospectus dated November 16, 2017. We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the securities, you should read the section of this pricing supplement called “Description of Securities.” You should also read about some of the risks involved in investing in the securities in the section of this pricing supplement called “Risk Factors.” The tax and accounting treatment of investments in commodity-linked securities such as the securities may differ from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Securities—United States Federal Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the securities.

HYPOTHETICAL PAYOUTS ON THE SECURITIES AT MATURITY

The following table and graph illustrate the return on the securities and the payment at maturity for a range of hypothetical percentage changes in the final gold price, depending on whether or not a knock-out event has occurred. The “Return on Securities” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per security to the $1,000 stated principal amount. The hypothetical returns set forth below reflect the maximum payment at maturity of $1,215 per security (a return of 21.50% on the securities) and the contingent minimum return of 0% and assume an initial gold price of $1,300. The actual initial gold price will be determined on the pricing date. The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the securities.

Final Gold Price	Gold Return	Payment on the Securities	Return on Securities
2,600.00	100.00%	$1,215	21.50%
2,340.00	80.00%	$1,215	21.50%
2,080.00	60.00%	$1,215	21.50%
1,820.00	40.00%	$1,215	21.50%
1,560.00	20.00%	$1,200	20.00%
1,495.00	15.00%	$1,150	15.00%
1,430.00	10.00%	$1,100	10.00%
1,300.00	0.00%	$1,000	0%
1,235.00	-5.00%	$1,000	0%
1,170.00	-10.00%	$1,000	0%
1,105.00	-15.00%	$1,000	0%
1,040.00	-20.00%	$1,000	0%
1,027.00	-21.00%	$790	-21.00%
780.00	-40.00%	$600	-40.00%
520.00	-60.00%	$400	-60.00%
260.00	-80.00%	$200	-80.00%
0	-100.00%	$0	-100.00%

Payoff Diagram for the Securities

The following examples illustrate how the payment at maturity on the securities is calculated.

Example 1: The final gold price, as measured on each of the five averaging dates, decreases from the initial gold price of $1,300 to a final gold price of $520. Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return of 0% and is therefore exposed to the negative performance of gold on a 1-to-1 basis. The investor receives a payment at maturity based on the gold return of –60%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –60%) = $400

Example 2: The final gold price, as measured on each of the five averaging dates, increases from the initial gold price of $1,300 to a final gold price of $1,495. Because a knock-out event has not occurred and the gold return of 15% is greater than the contingent minimum return of 0%, the investor receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 15%) = $1,150

Example 3: The final gold price, as measured on each of the five averaging dates, increases from the initial gold price of $1,300 to a final gold price of $2,080. Because a knock-out event has not occurred and the gold return of 60% would result in a payment at maturity that is greater than the maximum payment at maturity, the investor receives the maximum payment at maturity of $1,215 per security.

Although the final gold price has increased from the initial gold price by 60% in this example, the payment at maturity is limited by the maximum payment at maturity of $1,215 per security.

Example 4: The final gold price, as measured on each of the five averaging dates, decreases from the initial gold price of $1,300 to a final gold price of $1,235. Because a knock-out event has not occurred, the investor receives the benefit of the contingent minimum return of 0% and therefore a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

RISK FACTORS

The securities are not secured debt, are riskier than ordinary debt securities, do not pay any interest and, unlike ordinary debt securities, do not guarantee the return of any principal at maturity. In addition, the return on the securities is limited by the maximum payment at maturity. Investing in the securities is not equivalent to directly investing in gold or in futures contracts or forward contracts on gold. This section describes the most significant risks relating to the securities. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

The securities do not pay interest or guarantee a return of any principal at maturity	The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities. If a knock-out event occurs, meaning the final gold price, as measured on each of the five averaging dates, has declined from the initial gold price by more than 20%, you will be fully exposed to any depreciation in the price of gold. If a knock-out event has occurred, because the gold return will be less than -20%, the payment at maturity on each security will be less than 80% of the stated principal amount of the securities. There is no minimum payment at maturity and consequently, the entire principal amount of your investment is at risk.

You will lose the benefit of the contingent minimum return if a knock-out event occurs	If a knock-out event occurs, the payment at maturity will be limited to the performance of the price of gold and you will lose the benefit of the contingent minimum return. As a result, you will be exposed on a 1-to-1 basis to any decline in the price of gold.

Your appreciation potential is limited	The appreciation potential of the securities will be limited by the maximum payment at maturity. The payment at maturity will never exceed the maximum payment at maturity even if the final gold price is substantially greater than the initial gold price.

The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities	You are dependent on our ability to pay all amounts due on the securities at maturity and therefore you are subject to our credit risk. If we defaults on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

As a finance subsidiary, MSFL has no independent operations and will have no independent assets	As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The amount payable at maturity, if any, is based on the arithmetic average of the gold prices on each of the five averaging dates,	The amount payable at maturity, if any, will be calculated by reference to the average of the gold prices on each of the five averaging dates. Therefore, in calculating the final gold price, positive performance of gold as of some averaging dates may be moderated, or wholly offset, by lesser or negative performance as of other averaging dates. Similarly, the final gold price, calculated based on the gold

and therefore the return amount may be less than if it were based solely on the gold price on the final averaging date	prices on each of the five averaging dates, may be less than the gold price on the final averaging date, and as a result, the amount you receive at maturity may be less than if it were based solely on the gold price on the final averaging date.

The market price of the securities may be influenced by many unpredictable factors	Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. We expect that generally the gold price on any day will affect the value of the securities more than any other single factor. However, because the payout on the securities is not directly correlated to the gold price, the securities will trade differently from gold. Other factors that may influence the value of the securities include:

• the market price of gold and futures contracts on gold, including in relation to the knock-out buffer amount, and the volatility (frequency and magnitude of changes in value) of such prices;

• trends of supply and demand for gold generally;

• interest and yield rates in the market;

• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold or commodities markets generally and which may affect the gold price;

• the time remaining until the maturity of the securities; and

• any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial loss if the price of gold has declined and especially if a knock-out event is likely to occur in light of the then-current gold price.

You cannot predict the future prices of gold based on its historical prices. The gold price may decrease by more than the knock-out buffer amount such that you will be exposed on a 1-to-1 basis to any decline in the price of gold and, as a result, you may lose some or all of your investment at maturity. There can be no assurance that the final gold price will increase or that a knock-out event will not occur so that you do not suffer a loss on your initial investment in the securities.

The return on the securities is linked to a single commodity, and the price of gold may change unpredictably and affect the value of the securities in unforeseeable ways

Investments, such as the securities, linked to the price of a single commodity, such as gold, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors.

The price of gold to which the return on the securities is linked is the afternoon London gold price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time. Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events as well as wars and political and civil upheavals. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally	The payment at maturity on the securities is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “Description of Securities—Historical Information.”

The amount payable on the securities is not linked to the price of gold at any time other than the averaging dates	The final gold price will be based on the gold price as measured on each of the five averaging dates, subject to adjustment for non-trading days and certain market disruption events. Even if gold appreciates prior to the averaging dates but then drops on the averaging dates so that the final gold price is equal to or below the initial gold price, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the gold price prior to such drop. Although the actual gold price on the stated maturity date or at other times during the term of the securities may be higher than the final gold price, as determined on the five averaging dates, the payment at maturity will be based solely on the final gold price, as measured on each of the averaging dates.

Legal and regulatory changes could adversely affect the return on and value of your securities

Futures contracts and options on futures contracts, including those related to the gold, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the securities.

Investing in the securities is not equivalent to investing in futures contracts or in forward contracts on gold	Investing in the securities is not equivalent to investing in gold or in futures contracts or in forward contracts on gold. By purchasing the securities, you do not purchase any entitlement to gold, or futures contracts or forward contracts on gold. Further, by purchasing the securities, you are taking credit risk to us and not to any counter-party to futures contracts or forward contracts on gold.

There are risks relating to trading of commodities on the London Bullion Market Association	Gold is traded on the London Bullion Market Association, which we refer to as the LBMA. The price of gold will be determined by reference to the London gold price reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA prices as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, there are currently proposals to replace the current process for determining the commodity price for gold. If this were to change, we can give you no assurance that any new process will function as intended or that it will generate the same price as would have been generated pursuant to the current process.

The securities will not be listed on any securities exchange and secondary trading may be limited	The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities	One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the price of gold), including trading in related futures, forwards and/or options contracts as well as in other instruments related to gold. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the averaging dates approach. Some of our affiliates also trade gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could increase the initial gold price and, as a result, could increase the level above which the gold price must be on the averaging dates so that you do not suffer a loss on your initial investment in the securities if a knock-out event were to occur. Additionally, such hedging or trading activities during the term of the securities could potentially affect the gold price, including the gold price on the averaging dates, and whether a knock-out event occurs, and, accordingly, the amount of cash, if any, you will receive upon a sale of the securities or at maturity.

The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price	These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the securities may be influenced by many unpredictable factors” above.

The calculation agent, which is a subsidiary of Morgan Stanley and an affiliates of MSFL, will make determinations with respect to the securities	As calculation agent, MSCG will determine the initial gold price, the final gold price, as measured on each of the five averaging dates, and whether a knock-out event or a market disruption event has occurred, and will calculate the amount of cash you will receive at maturity, if any. Any of these determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the gold price in the event of a market disruption event, may adversely affect the payout to you at maturity. See the section of this pricing supplement called “Description of Securities—Initial Gold Price,” “—Gold Price,” “—Averaging Dates,” “—Trading Day,” “—Calculation Agent,” “—Market Disruption Event,” and “—Alternate

Exchange Calculation in Case of an Event of Default” in this document. In addition, MS & Co. has determined the estimated value of the securities on the pricing date.

The U.S. federal income tax consequences of an investment in the securities are uncertain

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities supersede the discussions contained in the accompanying prospectus supplement.

Subject to the discussion under “United States Federal Taxation” in this pricing supplement, although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP (“our counsel”), under current law, and based on current market conditions, each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the securities as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Security” refers to each $1,000 Stated Principal Amount of our Knock-Out Notes Based on the Price of Gold due January 28, 2021.

Aggregate Principal Amount	$

Pricing Date	January 25, 2019

Original Issue Date (Settlement Date)	January 30, 2019 (3 Business Days after the Pricing Date)

Maturity Date	January 28, 2021, subject to postponement as described in the following paragraph.

If, due to a Market Disruption Event or otherwise, the Final Averaging Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following the Final Averaging Date as postponed. See “––Averaging Dates” below.

Underlying Commodity	Gold (Bloomberg Ticker Symbol: GOLDLNPM INDEX) (The Bloomberg ticker symbol is being provided for reference purposes only. The Gold Price on any Trading Day will be determined based on the price published by the publisher of the Underlying Commodity)

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per Security

Original Issue Price	$1,000 per Security

CUSIP Number	61766YDP3

ISIN Number	US61766YDP34

Denominations	$1,000 and integral multiples thereof

Payment at Maturity	You will receive for each $1,000 Stated Principal Amount of Securities that you hold a Payment at Maturity equal to:

•	if a Knock-Out Event has not occurred, an amount equal to the Stated Principal Amount plus the Stated Principal Amount times the greater of (i) the Contingent Minimum Return and (ii) the Gold Return, subject to the Maximum Payment at Maturity; or

•	if a Knock-Out Event has occurred, an amount equal to the Stated Principal Amount plus the Stated Principal Amount times the Gold Return.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash, if any, to be delivered with respect to each Security, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Securities to the Trustee for delivery to DTC, as holder of the Securities, on or prior to the Maturity Date. We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Knock-Out Event	A Knock-Out Event occurs if the Final Gold Price has decreased, as compared to the Initial Gold Price, by more than the Knock-Out Buffer Amount.

Knock-Out Level	80% of the Initial Gold Price
Contingent Minimum Return	0%

Gold Return	A fraction, as determined by the Calculation Agent, the numerator of which is the Final Gold Price minus the Initial Gold Price and the denominator of which is the Initial Gold Price, as described by the following formula:

Gold Return	=	Final Gold Price – Initial Gold Price
Initial Gold Price

Knock-Out Buffer Amount	20%

Maximum Payment At Maturity	$1,215 per Security (121.50% of the Stated Principal Amount)

Initial Gold Price	$ , which is the Gold Price on the Pricing Date; provided that if the Pricing Date is not a Trading Day or if a Market Disruption Event occurs on that date, the Initial Gold Price will be, subject to the succeeding paragraph below, the Gold Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the five consecutive Trading Days immediately succeeding the scheduled Pricing Date, the Calculation Agent will determine the Initial Gold Price on such fifth succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price of gold. If such quotations are provided as requested, the Initial Gold Price shall be the arithmetic mean of such quotations. If fewer than three quotations are provided as requested, the Initial Gold Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

If the Initial Gold Price as finally published by the London Bullion Market Association (the “LBMA”) differs from any initial price specified in this pricing supplement, we will include the definitive Initial Gold Price in an amended pricing supplement.

Final Gold Price	The arithmetic average of the Gold Prices on each of the five Averaging Dates.

Gold Price	On any day, the afternoon London gold price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and published by the LBMA on such date, as determined by the Calculation Agent.

Reuters, Bloomberg and various other third party sources may report prices of gold. If any such reported price differs from that as calculated by the London Gold Market and published by the LBMA, the price as published by the LBMA will prevail.

Averaging Dates	January 19, 2021, January 20, 2021, January 21, 2021, January 22, 2021 and January 25, 2021.

The Final Gold Price shall be determined on the last Averaging Date to occur, which shall be referred to as the “Final Averaging Date.”

If a scheduled Averaging Date is not a Trading Day, the Gold Price in respect of such Averaging Date shall be the Gold Price on the succeeding Trading Day (notwithstanding the fact that such day may be another scheduled Averaging Date, in which case the Gold Price on such Trading Day will be used as the Gold Price in respect of more than one Averaging Date); provided that if a Market Disruption Event relating to the Underlying Commodity occurs on an Averaging Date, the Gold Price for such Averaging Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Underlying Commodity occurs on any scheduled Averaging Date, the Calculation Agent shall calculate the Gold Price in respect of such Averaging Date using as a price the Gold Price on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to the Underlying Commodity and each succeeding Averaging Date shall be the next Trading Day on which no Market Disruption Event shall have occurred; provided that, if a Market Disruption Event occurs with respect to the Underlying Commodity on each of the five Trading Days immediately succeeding any Averaging Date, the Calculation Agent shall use as the Gold Price in respect of such Averaging Date a price equal to the arithmetic mean, as determined by the Calculation Agent on the fifth Trading Day immediately succeeding such Averaging Date, of the prices of the Underlying Commodity determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for the Underlying Commodity, taking into consideration the latest available quote for the Underlying Commodity and any other information in good faith deemed relevant by such dealers. Quotations of Morgan Stanley & Co. LLC, Morgan Stanley Capital Group Inc. (“MSCG”) or any of their affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotations obtained. In the event prices from at least three dealers are not obtained, the Calculation Agent shall make a good faith estimate of the price of the Underlying Commodity and, using that price, determine the Gold Price.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Relevant Exchange	Relevant Exchange means the LBMA or, if the LBMA is no longer the principal exchange or trading market for gold, such exchange or principal trading market for gold that serves as the source of prices for gold and any principal exchanges where options or futures contracts on gold are traded.

Trading Day	A day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Book Entry Note or
Certificated Note	Book Entry. The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Securities. Your beneficial interest in the Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Securities, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book-entry securities, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation

Agent	Morgan Stanley & Co. LLC (“MS & Co.”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee, us and the Guarantor.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655), provided that the Calculation Agent will not apply any rounding for the purpose of determining whether a Knock-Out Event has occurred; all dollar amounts related to determination of the amount of cash payable per Security, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Securities, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Gold Price, the Final Gold Price or whether a Knock-Out Event or a Market Disruption Event has occurred. See “—Market Disruption Event” below. MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event means any of Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the Gold Price.

Disappearance of Commodity
Reference Price	Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in gold or futures contracts related to gold on the Relevant Exchange or (ii) the disappearance of, or of trading in, gold.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in gold or futures contracts related to gold on the Relevant Exchange.

Tax Disruption	Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to gold (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the Gold Price on any Trading Day from what it would have been without that imposition, change or removal.

Alternate Exchange Calculation
in Case of an Event of Default	In case an Event of Default with respect to the Securities will have occurred and be continuing, the amount declared due and payable per Security upon any acceleration of the Securities will be an amount in cash equal to the value of such Securities on the day that is two business days prior to the date of such acceleration, as determined by the Calculation Agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the Calculation Agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Pricing Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such Securities. Because the Calculation Agent will take into account movements in market interest rates, any increase in market interest rates since the Pricing Date will lower the value of your claim in comparison to if such movements were not taken into account.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to MSFL, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than this amount.

Historical Information	The following table sets forth the published high and low daily fixing prices of gold, as well as end-of-quarter prices of gold, for each calendar quarter from January 1, 2014 to January 21, 2019. The price of gold on January 21, 2019 was $1,279.55. The graph following the table plots the historical gold prices for such period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The Initial Gold Price and the Final Gold Price will be determined with reference to the afternoon fixing price of gold published by the LBMA, as determined pursuant to “Gold Price” above, on the Pricing Date and Averaging Dates, respectively, rather than the prices published by Bloomberg Financial Markets on such dates. The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price on the Averaging Dates. If a Knock-Out Event occurs, you will receive a Payment at Maturity that is less than 80% of the Stated Principal Amount of the Securities. We cannot give you any assurance that the Gold Price will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Securities. The price of gold may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

Gold

High and Low Daily Fixing Prices and End-of-Quarter Prices

January 1, 2014 through January 21, 2019

(stated in U.S. dollars per troy ounce)

Gold	High	Low	Period End
2014
First Quarter	1,385.00	1,221.00	1,291.75
Second Quarter	1,325.75	1,242.75	1,315.00
Third Quarter	1,340.25	1,213.50	1,216.50
Fourth Quarter	1,250.25	1,142.00	1,206.00
2015
First Quarter	1,295.75	1,147.25	1,187.00
Second Quarter	1,225.00	1,164.60	1,171.00
Third Quarter	1,168.00	1,080.80	1,114.00
Fourth Quarter	1,184.25	1,049.40	1,060.00
2016
First Quarter	1,277.50	1,077.00	1,237.00
Second Quarter	1,324.55	1,212.10	1,320.75
Third Quarter	1,366.25	1,308.35	1,322.50
Fourth Quarter	1,313.30	1,125.70	1,145.90
2017
First Quarter	1,257.55	1,151.00	1,244.85
Second Quarter	1,293.50	1,220.40	1,242.25
Third Quarter	1,346.25	1,211.05	1,283.10
Fourth Quarter	1,303.30	1,240.90	1,291.00
2018
First Quarter	1,354.95	1,307.75	1,323.85
Second Quarter	1,351.45	1,250.45	1,250.45
Third Quarter	1,262.05	1,178.40	1,187.25
Fourth Quarter	1,279.00	1,185.55	1,279.00
2019
First Quarter (through January 21, 2019)	1,294.40	1,279.55	1,279.55

Gold

Daily Afternoon Fixing Price – January 1, 2014 to January 21, 2019

Use of Proceeds and Hedging	The proceeds from the sale of the Securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Security issued, because, when we enter into hedging transactions in order to meet our obligations under the Securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the Securities borne by you and described beginning on PS-4 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Securities. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we expect to hedge our anticipated exposure in connection with the Securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Averaging Dates approach. Such purchase activity could potentially increase the Initial Gold Price, and, as a result, could increase the level above which the Gold Price must be on the Averaging Dates so that you do not suffer a loss on your initial investment in the Securities, if a Knock-Out Event were to occur. In addition, through our affiliates, we are likely to modify our hedge position throughout the life of the Securities by purchasing and selling futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments during the term of the Securities, including on the Averaging Dates. We cannot give any assurance that our hedging activities will not affect the Gold Price and, therefore, adversely affect the value of the Securities or the payment you will receive at maturity, if any.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Securities and will receive a fee from us or one of our affiliates that will not exceed $15 per $1,000 stated principal amount of Securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly-owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Securities. When MS & Co. prices this offering of Securities, it will determine the economic terms of the Securities such that for each Security the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-3.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Securities, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Agent may sell more Securities than it is obligated to purchase in connection with the offering, creating a naked short position in the Securities for its own account. The Agent must close out any naked short position by purchasing the Securities in the open market after the offering. A naked short position in the Securities is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Securities or futures contracts or other instruments on gold in the open market to stabilize the price of the Securities. Any of these activities may raise or maintain the market price of the Securities above independent market prices or prevent or retard a decline in the market price of the Securities. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into hedging transactions with us in connection with this offering of the Securities. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Securities. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Benefit Plan Investor Considerations	Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) provide an exemption for the purchase and sale of Securities and the related lending transactions, provided that neither the issuer of the Securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Securities.

Because we may be considered a party in interest with respect to many Plans, the Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The Securities are contractual financial instruments. The financial exposure provided by the Securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Securities. The Securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Securities.

Each purchaser or holder of any Securities acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Securities, (B) the purchaser or holder’s investment in the Securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Securities;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Securities and (B) all hedging transactions in connection with our obligations under the Securities;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v)  neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the Securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any Securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these Securities should consult and rely on their own counsel and advisers as to whether an investment in these Securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Securities by the account, plan or annuity.

United States Federal Taxation	Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Securities issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the Securities. This discussion applies only to initial investors in the Securities who:

•	purchase the Securities in the original offering; and

•	hold the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities or commodities;

•	investors holding the Securities as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts; or

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the Securities or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the Securities to you.

As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the Securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Securities due to the lack of governing authority, in the opinion of our counsel, under current law, and based on current market conditions, each Security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Securities or instruments that are similar to the Securities for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments of the Securities). Unless otherwise stated, the following discussion is based on the treatment of the Securities as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

• a citizen or individual resident of the United States;

• a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Securities

Assuming the treatment of the Securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement. A U.S. Holder should not be required to recognize taxable income over the term of the Securities prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Securities should equal the amount paid by the U.S. Holder to acquire the Securities.

Sale, Exchange or Settlement of the Securities. Upon a sale, exchange or settlement of the Securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Securities sold, exchanged or settled. Any gain or loss recognized upon the sale, exchange or settlement of the Securities should be long-term capital gain or loss if the U.S. Holder has held the Securities for more than one year at such time, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper tax treatment of the Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Securities under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount on the Securities every year at a “comparable yield” determined at the time of their issuance, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the Securities. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the Securities would generally be treated as ordinary income, and any loss realized would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the Securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Other alternative federal income tax treatments of the Securities are also possible, which if applied could significantly affect the timing and character of the income or loss with respect to the Securities. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the payment on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s

U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with the payment on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or

• a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the Securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities.

Tax Treatment upon Sale, Exchange or Settlement of the Securities

In general. Assuming the treatment of the Securities as set forth above is respected, and subject to the discussion below concerning backup withholding, a Non-U.S. Holder of the Securities generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Subject to the discussion below regarding FATCA, if all or any portion of a Security were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Securities would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of Morgan Stanley stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Security (or a financial institution holding a Security on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form) on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the Securities should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on any payment made with respect to the Securities to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion below regarding FATCA). However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the Securities to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Securities, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the Securities may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Securities at maturity as well as in connection with the payment of proceeds from a sale, exchange or other disposition of the Securities. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Securities ― Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income. If the Securities were recharacterized as debt instruments, FATCA would apply to any payment of amounts treated as interest and to payments of gross proceeds of the disposition (including upon retirement) of the Securities. However, under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. If withholding were to apply to the Securities, we would not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the Securities.

The discussion in the preceding paragraphs and the discussion in the section entitled “Tax Treatment” in the accompanying free writing prospectus, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of an investment in the Securities.